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                             August 13, 2021

       Justin English
       Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed July 27, 2021
                                                            File No. 000-56283

       Dear Mr. English:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1. We note your response to comment 13 that the company ended its support for XRP as a supported collateral
type following the SEC action involving XRP. However, your
                                                        disclosure throughout
the filing continues to reference XRP as a supported collateral type.
                                                        Please revise as
applicable.
   2. We note your response to comment 12 and your revised disclosure that, prior to accepting new digital assets, the
Company reviews a number of factors but the Company does not have any specific
parameters or limits on such factors and considers a review as a whole of such factors when
determining whether to accept a new asset. Please revise your disclosure to clarify
the purpose of the review that you conduct and explain how the
 Justin English
FirstName  LastNameJustin English
Salt Blockchain Inc.
Comapany
August  13, NameSalt
            2021     Blockchain Inc.
August
Page  2 13, 2021 Page 2
FirstName LastName
         various factors that you identify inform this purpose. In addition, we note that you identify the "CRC asset rating" as one of the factors that you review. Please further revise to explain this rating system in greater detail and its relevance to your determination of whether to accept a new digital asset as collateral.
3. We note your response to comment 30 that you do not believe you are an investment company under the Investment Company Act of 1940. Please provide us with further information needed to conduct an analysis under section 3(a)(1)(C) of the 1940 Act, including a detailed list of your assets on an unconsolidated basis and the value you assign to each of them. To the extent applicable, please provide what exclusion(s) or exemption(s) from the 1940 Act you (and/or each of your subsidiaries) are relying on and provide us with detailed legal analysis supporting your determination that the exclusion or exemption is available to you (and/or each of your subsidiaries).
Our Business, page 1

4. You disclose that your target markets are consumers and commercial enterprises that hold digital assets and are seeking liquidity, primarily in the United States. Since the majority of the collateral you hold (BTC and ETH) is liquid, please revise to clarify the liquidity your target markets are seeking. For example, revise to state that consumers and commercial enterprises do not sell their crypto assets to you, but instead borrow against them. Once the loans are repaid, the crypto assets will be returned to the borrower.
The Salt Token Terms and Conditions include terms that provide for claims against Salt to be resolved through binding arbitration..., page 38

5. We note your response to comment 8 indicating that you have revised the SALT Token
         Terms & Conditions to clarify that the binding arbitration, class action waiver and jury trial waiver provisions do not apply to claims under the federal securities laws.
         Please also revise your registration statement to disclose the same (e.g., in the penultimate risk factor on page 38 and related disclosure on page 84). Liquidity and Capital Resources, page 52

6. Please revise your disclosure to explain the purpose(s) for borrowing USDC. In addition, given the large amount of USDC you have borrowed in recent periods, please revise to include a brief discussion explaining how the material features of your virtual currency loan agreements work and their significance to your business operations and provide illustrative examples as appropriate. Your revised disclosure should address, without limitation, the following:
             describe in greater detail the material terms and conditions of your virtual currency loan agreements;
             clarify who keeps any return received on USDC held;
             quantify any fees or payment arrangements, describe the manner in which they will be calculated and timing thereof by and among the counterparties; and
 Justin English
Salt Blockchain Inc.
August 13, 2021
Page 3
                identify by name the counterparties to the virtual currency loan agreements or tell us why such information is not material to an understanding of your business.
7. Please revise this section to include the transactions listed in your subsequent events disclosure on pages F-32 and F-33, as applicable.
Notes to Consolidated Financial Statements
Note 5 - Digital Assets, Net, page F-18

8. We note you acquired $60.1m and sold $50.1m of digital assets during the year ended
         December 31, 2020. Please revise to describe the type of the digital assets you acquired and sold, whether the acquisitions and sales involved the exchange of cash, any related gain or loss and the business purpose of these transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Irving, Staff Accountant, at 202-551-3321 or Sharon Blume,
Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at 202-551-
3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at 202-551-3758 with any other questions.



FirstName LastNameJustin English                               Sincerely,
Comapany NameSalt Blockchain Inc.
                                                               Division of
Corporation Finance
August 13, 2021 Page 3                                         Office of
Finance
FirstName LastName